UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements of Euroseas Ltd. and its subsidiaries (the "Company") as of and for the six-month period ended June 30, 2026. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-268708 & File No. 333-299121) filed with the Commission on December 7, 2022 and September 24, 2026, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 9, 2026	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2026. Unless otherwise specified herein, references to "we", "us”, "our”, "Euroseas", "Euroseas Ltd." or " the Company" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on April 29, 2026.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2025 and 2026, and as of December 31, 2025 and June 30, 2026. The selected consolidated statement of comprehensive income, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2025 and 2026.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2025	2026
Statement of Comprehensive Income Data (All amounts expressed in U.S. Dollars)

Time charter revenue	116,793,645	115,611,969
Commissions	(3,213,831)	(3,271,366)
Voyage expenses	(493,855)	(369,793)
Vessel operating expenses	(23,732,438)	(22,854,030)
Dry – docking expenses	(3,461,428)	(269,583)
Related party management fees	(3,908,030)	(3,954,320)
Vessel depreciation	(15,304,021)	(13,361,702)
General and administrative expenses	(3,167,568)	(3,458,739)
Other operating income/(expenses)	120,000	(436,979)
Gain on sale of vessel	10,230,210	-
Operating income	73,862,684	67,635,457
Other expenses, net	(7,086,173)	(2,507,901)
Net income	66,776,511	65,127,556
Net loss attributable to the non-controlling interest	-	608,115
Net income attributable to controlling shareholders	66,776,511	65,735,671
Earnings per share attributable to controlling shareholders– basic	9.63	9.44
Weighted average number of shares outstanding during the period, basic	6,935,298	6,962,481
Earnings per share attributable to controlling shareholders– diluted	9.60	9.39
Weighted average number of shares outstanding during the period, diluted	6,958,398	7,001,419
Other comprehensive loss attributable to controlling shareholders	-	(1,058,000)
Total comprehensive income	66,776,511	64,069,556
Total comprehensive loss attributable to noncontrolling interest	-	608,115
Total comprehensive income attributable to controlling shareholders	66,776,511	64,677,671

	Six Months Ended June 30,
Cash Flow Data (All amounts expressed in U.S. Dollars)	2025	2026

Net cash provided by operating activities	68,458,904	75,211,817
Net cash used in investing activities	(39,176,562)	(78,562,126)
Net cash provided by / (used in) financing activities	2,732,906	(15,660,901)

Balance Sheet Data (All amounts expressed in U.S. Dollars)	December 31, 2025	June 30, 2026

Total current assets	192,351,089	219,661,785
Vessels, net	465,913,492	453,102,388
Advances for vessels under construction	35,890,936	73,882,170
Other non-current assets	6,300,000	6,300,000
Total assets	700,455,517	752,946,343
Total current liabilities	39,352,279	40,251,139
Total long-term liabilities	197,659,451	188,815,011
Long term debt, including current portion	216,811,383	206,516,943
Total liabilities	237,011,730	229,066,150
Non-controlling interest	-	5,017,134
Total shareholders' equity	463,443,787	523,880,193

	Six Months Ended June 30,
	2025	2026
Other Fleet Data (1)
Average number of vessels	22.83	21.00
Calendar days	4,133.0	3,801.0
Available days	4,103.2	3,801.0
Voyage days	4,085.3	3,799.6
Fleet utilization rate (percent)	99.6%	100.0%

(In U.S. dollars per day per vessel)
Time charter equivalent rate (2)	28,468	30,330
Vessel operating expenses	5,742	6,013
Related party management fees	946	1,040
General and administrative expenses	766	910
Total vessel operating expenses excluding drydocking expenses (3)	7,454	7,963
Drydocking expenses	838	71

(1) For the definition of calendar days, available days, voyage days and fleet utilization rate see our annual report on Form 20-F for the year ended December 31, 2025 (“Item 5A-Operating Results.”) filed on April 29, 2026.

(2) Average time charter equivalent rate, or average TCE, is a metric of the average daily net revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, net of voyage expenses, or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, are related to repositioning the vessel for the next charter or incurred when a vessel is off hire/idle. Average TCE, a non-GAAP metric, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2025). Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(3) We calculate daily total vessel operating expenses excluding drydocking expenses by dividing total vessel operating expenses excluding drydocking expenses for the relevant period by calendar days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This metric assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of comprehensive income and our calculation of average TCE for the periods presented.

	Six Months Ended June 30
	2025	2026
(In U.S. dollars, except for voyage days and average TCE which is expressed in U.S. dollars per day)

Time charter revenue	116,793,645	115,611,969
Voyage expenses, net	(493,855)	(369,793)
Time Charter Equivalent or TCE Revenues	116,299,790	115,242,176
Voyage days	4,085.3	3,799.6
Average TCE	28,468	30,330

Six months ended June 30, 2026, compared to six months ended June 30, 2025.

Time charter revenue. Time charter revenue for the six-month period ended June 30, 2026, was $115.6 million, decreased compared to the same period in 2025 during which time charter revenue amounted to $116.8 million. The decrease in time charter revenue was mainly due to the decreased average number of vessels operating in the first six months of 2026 compared to the same period of 2025. While employed, our vessels generated an average TCE rate of $30,330 per day per vessel in the first six months of 2026, compared to $28,468 per day per vessel for the same period in 2025 (see calculation in the table above). An average of 21.0 vessels operated in the six months of 2026 for a total of 3,801 calendar days as compared to an average of 22.83 vessels during the same period in 2025 or 4,133 calendar days, an 8.0% decrease in terms of calendar days. Our voyage days, reflecting the number of days our fleet earned revenue, decreased by 7.0% to 3,799.6 days in the first six months of 2026 from 4,085.3 days in the same period in 2025. During the first six months of 2026, we had nil scheduled off-hire days, nil commercial off-hire days and 1.4 operational off-hire days compared to 29.8 scheduled off-hire days, nil commercial off-hire and 17.9 operational off-hire days in the first six months of 2025.

Commissions. Commissions for the six-month period ended June 30, 2026, amounted to $3.3 million, at 2.8% of time charter revenues, as compared to $3.2 million for the same period of 2025. The percentage of commissions over revenues was the same in the six-month period of 2026 compared to the same period of 2025. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six-month period ended June 30, 2026, were $0.4 million compared to $0.5 million for the same period of 2025. Voyage expenses for the six-month periods ended June 30, 2026 and 2025 related to expenses for repositioning of our vessels between time charters and owners’ expenses at certain ports. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. During the six-month periods ended June 30, 2025 and 2026 the Company’s vessels were employed exclusively under time charter agreements. Voyage expenses usually represent a small fraction (0.4% and 0.3% in each of the first six months of 2025 and 2026) of charter revenues.

Vessel operating expenses. Vessel operating expenses were $22.9 million during the first six months of 2026, compared to $23.7 million for the same period of 2025. Daily vessel operating expenses increased between the two periods to $6,013 per day per vessel in the first six months of 2026 compared to $5,742 per day during the same period of 2025, a 4.7% increase mainly attributable to increased cost in vessel supplies during the period, because of the war in Middle East region.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2025, three of our vessels completed extensive repairs afloat for a total cost of approximately $3.5 million. During the first six months of 2026, none of our vessels were drydocked. The total drydock cost for the period of $0.3 million relates to supplies performed for upcoming drydocks.

Vessel depreciation. Vessel depreciation for the six-month period ended June 30, 2026, was $13.4 million. Comparatively, vessel depreciation for the six-month period ended June 30, 2025 amounted to $15.3 million. This decrease was due to the lower average number of vessels owned in the first six months of 2026 compared to the same period of 2025.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first six months of 2026, Eurobulk charged us 875 Euros per day per vessel totaling $4.0 million for the period, or $1,040 per day per vessel. In the same period of 2025, management fees amounted to $3.9 million, or $946 per day per vessel based on the daily rate per vessel of 840 Euros. Despite the lower number of vessels in our fleet, the increase in the total management fees is primarily due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 840 Euros to 875 Euros, as well as due to the unfavorable movement of the euro/dollar exchange rate.

Other operating (income)/expenses. During the six-month period ended June 30, 2025, other operating income amounted to $0.12 million, relating to loss of hire insurance received for one of our vessels. Other operating expenses of $0.44 million recognized in the first half of 2026 refers to expenses amounting to $0.6 million incurred for the formation of a partnership of the Company with a group of investors represented by NRP Project Finance AS (“NRP Investors”) of $0.60 million, whereby NRP Investors acquired a non-controlling interest of 49% ownership in the respective limited partnership entity Thrylos Containers LP (owner of M/V Thrylos), with the Company holding the remaining 51% controlling interest. The above-mentioned expenses were partly offset by an operating income from a settlement and closure of a claim with a charterer of $0.16 million.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and audit fees, directors’ and officers’ liability insurance, and other miscellaneous corporate expenses. In the first six months of 2026, we incurred a total of $3.5 million of general and administrative expenses, as compared to $3.2 million for the same period of 2025. The increase in the general and administrative expenses is primarily due to increased professional fees and increased cost for our stock incentive plan.

Gain on sale of vessel. The results of the Company for the first half of 2025 include a $10.2 million gain on the sale of M/V “Diamantis” that was completed in January 2025. No such case existed in the first half of 2026.

Other expenses, net. This line includes Interest and other financing costs, Loss on derivative, net, Foreign exchange loss and Interest income, which are discussed below:

Interest and other financing costs. Total interest and other financing costs for the first half of 2026 amounted to $5.7 million. For the same period of 2025 interest and other financing costs were $7.9 million. Capitalized interest charged on the cost of our newbuilding program was $0.1 million for the first six months of 2025. This decrease is due to the decreased amount of average outstanding debt and the decreased benchmark rates of our loans in the current period compared to the same period of 2025. For the six-month period ended June 30, 2026, our weighted average outstanding debt was approximately $213 million compared to a weighted average outstanding debt of approximately $243 million for the six-month period ended June 30, 2025. The weighted average benchmark rate on our bank debt for the six-month period ended June 30, 2026 was 3.7%, while the weighted average margin over the benchmark rate was 2.0% for a total weighted average interest rate of 5.7% per annum as compared to a weighted average benchmark rate for the six month period ended June 30, 2025 of 4.4%, and a weighted average margin over the benchmark rate of 2.1% for a total weighted average interest rate of 6.5% per year.

Loss on derivative, net. For the six months ended June 30, 2025 the Company recognized a $0.1 million realized gain and a $0.3 million unrealized loss for a total of $0.2 million net loss on its interest rate swap contract. The specific contract was closed within the year 2025 and no such case existed in the first half of 2026.

Loss on investments in equity securities and unrealized loss on investments in debt securities. For the first half of 2026, the Company recognized a $0.1 million unrealized loss on its investments in equity securities. This was the result of an investment in equity securities with an initial cost of $20.0 million acquired in the first quarter of 2026 and fair valued at $19.9 million as of the end of the second quarter of 2026. This investment was made as part of the Company’s short-term cash and liquidity management strategy, in the context of which the Company also acquired debt securities of initial cost of $20.0 million and fair valued at $18.9 million as of June 30, 2026, classified as available-for-sale under US GAAP, for which an unrealized loss of $1.1 million was recorded in “Other comprehensive loss” for the period. None of these investments existed in the second quarter of 2025.

Interest income. Interest income amounted to $3.2 million for the first six months of 2026 compared to $1.1 million interest income for the same period in 2025, mainly as a result of the higher amounts of our fixed deposits and the realized coupons from investments in debt securities.

Net income. As a result of the above, net income for the six months ended June 30, 2026 amounted to $65.1 million compared to a net income of $66.8 million for the same period in 2025.

Net loss attributable to non-controlling interest. As a result of the 49% ownership of the entity owning the M/V “Thrylos” represented by NRP investors, we recorded a net loss attributable to the non-controlling interest for the six months ended June 30, 2026, of $0.6 million. The amount was fully allocated to and reduced the non-controlling interest.

Net income attributable to controlling shareholders. As a result of the above, net income attributable to controlling shareholders for the six-month period ended June 30, 2026 was $65.7 million, as compared to a net income attributable to controlling shareholders of $66.8 million for the six-month period ended June 30, 2025.

Total comprehensive income. After deducting the unrealized loss of $1.1 million in equity securities recorded in “Other comprehensive loss” for the period, the total comprehensive income for the six-month period ended June 30, 2026 was $64.1 million, as compared to total comprehensive income of $66.8 million for the six-month period ended June 30, 2025.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and short-term principal payments on outstanding debt and the equity portion of our newbuilding vessel installments, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and newbuilding vessel installments, debt repayment and payment of cash dividends when declared. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at June 30, 2026, were $164.3 million, a decrease of $19.0 million from $183.3 million at December 31, 2025. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

On June 28, 2024, the Company signed two contracts for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of 4,484 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the third and the fourth quarter of 2027. The total contracted consideration for these two newbuilding contracts is approximately $120.5 million. As of June 30, 2026, the Company has paid $18.1 million, related to shipyard installments for the construction of these two vessels.

On June 28, 2024, two subsidiaries, which were consolidated by the Company on July 28, 2025, entered into two contracts for the construction of two additional eco-design fuel-efficient containerships. The vessels will have a carrying capacity of 4,484 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the first and second quarter of 2028 for a total cost of approximately $118.5 million. As of June 30, 2026, the Company has paid $17.8 million, related to shipyard installments for the construction of these two vessels.

On December 16, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Huanghai Shipbuilding Co., Ltd., in China. The two newbuildings are scheduled to be delivered in the second and third quarter of 2028 for a total cost of approximately $92.7 million. As of June 30, 2026, the Company has paid $9.3 million, related to shipyard installments for the construction of these two vessels.

On April 3, 2026, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd., in China. The two newbuildings are scheduled to be delivered in the second and third quarter of 2028 for a total cost of approximately $64.5 million. As of June 30, 2026, the Company has paid $9.7 million, related to shipyard installments for the construction of these two vessels.

On April 15, 2026, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships at Huanghai Shipbuilding Co., Ltd, in China exercising its option to expand the order placed on December 15, 2025. The vessels will have a carrying capacity of about 2,800 teu. The two newbuildings are scheduled to be delivered in the fourth of 2028 and the first quarter of 2029 for a total cost of approximately $92.7 million that will be gradually paid until the vessels’ delivery. As of June 30, 2026, the Company has paid $9.3 million, related to shipyard installments for the construction of these two vessels.

On May 21, 2026, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd., in China. The two newbuildings are scheduled to be delivered in the fourth of 2028 and the first quarter of 2029 for a total cost of approximately $64.5 million that will be gradually paid until the vessels’ delivery. As of June 30, 2026, the Company has paid $9.7 million, related to shipyard installments for the construction of these two vessels.

As of June 30, 2026, an amount of approximately $479.7 million is payable to the shipbuilding yards for the twelve newbuilding vessels mentioned above, $54.5 million of which is due in the period ending June 30, 2027, $269.6 million is due in the period ending June 30, 2028 and $155.6 million is due in the period ending June 30, 2029.

All the payments are guaranteed by the Company. The Company intends to finance the cost of all the abovementioned newbuilding contracts with a combination of own cash and debt.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements.

Cash Flows

As of June 30, 2026, we had a working capital surplus of $179.4 million. For the six-month period ended June 30, 2026, we reported a net income of $65.1 million and a net income attributable to controlling shareholders of $65.7 million and we generated net cash from operating activities of $75.2 million. Our cash balance amounted to $157.4 million and cash in restricted and retention accounts amounted to $7.0 million as of June 30, 2026.

Net cash from operating activities.

Net cash provided by operating activities increased to $75.2 million for the six-month period ended June 30, 2026, from $68.5 million for the six-month period ended June 30, 2025. The major driver of the change of cash flows from operating activities for the period ended June 30, 2026 compared to the period ended June 30, 2025 is the increase in our net income (excluding non-cash items) of $80.4 million for the period ended June 30, 2026 compared to a net income (excluding non-cash items) of $71.0 million for the corresponding period in 2025 mainly driven by the decrease in dry-docking expenses and interest expense and the increase in interest income for the reasons explained further above.

Net cash from investing activities.

Net cash flows used in investing activities were $78.6 million for the period ended June 30, 2026, compared to $39.2 million for the same period of 2025. The net increase in cash flows used in investing activities of $39.4 million in the six month period ended June 30, 2026 compared to the six-month period ended June 30, 2025, is mainly attributable to a decrease of $12.9 million in the proceeds from vessel sales, a $5.0 million decrease in the advances received from a vessel held for sale, an increase of $0.2 million in the cash paid for vessel improvements and an increase of $40.0 million to the cash invested in equity and debt securities counterbalanced by a decrease of $18.7 million in payments related to vessels under construction.

Net cash from financing activities.

Net cash flows used in financing activities were $15.7 million for the six months ended June 30, 2026, compared to cash flows provided by financing activities of $2.7 million for the six months ended June 30, 2025. The net decrease in cash flows provided by financing activities of $18.4 million in the six month period ended June 30, 2026 compared to the six-month period ended June 30, 2025, is mainly attributable to the following: a decrease by $51.6 million in loan proceeds, net of loan arrangement fees paid and the increase in the dividends paid by $6.3 million counterbalanced by  a decrease by $19.4 million in debt principal payments, an increase by $5.6 million in contributions by non-controlling shareholders and a decrease in cash paid for share repurchase by $1.3 million.

Debt Financing

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2026, we had seven outstanding bank loans and one sale and lease back financing transaction with a combined outstanding balance of $208.1 million. These loans mature between 2027 and 2034. Our long-term debt as of June 30, 2026 comprises debt granted to our vessel-owning subsidiaries with margins over SOFR ranging from 1.80% to 2.295%. A description of our loans as of June 30, 2026, is provided in Note 7 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2026, we are scheduled to repay approximately $18.1 million of the above debt in the following twelve months.

Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2026.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2025	June 30, 2026
Assets
Current assets
Cash and cash equivalents		176,460,053	157,351,820
Restricted cash	7	564,027	661,050
Trade accounts receivable, net		10,159,572	15,672,594
Other receivables		1,365,550	2,719,447
Inventories		2,817,493	3,173,935
Accrued interest income		-	162,406
Investment in debt securities	15	-	18,942,000
Investment in equity securities	15	-	19,945,084
Prepaid expenses		984,394	1,033,449
Total current assets		192,351,089	219,661,785

Long-term assets
Vessels, net	4	465,913,492	453,102,388
Advances for vessels under construction	3	35,890,936	73,882,170
Restricted cash	7	6,300,000	6,300,000
Total assets		700,455,517	752,946,343

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	7	19,151,932	17,701,932
Trade accounts payable		3,907,792	3,828,406
Accrued expenses		9,035,452	12,874,206
Accrued dividends	9	143,510	286,505
Deferred revenues		5,291,870	4,565,220
Due to related company	5	1,821,723	994,870
Total current liabilities		39,352,279	40,251,139

Long-term liabilities
Long-term debt, net of current portion	7	197,659,451	188,815,011
Total long-term liabilities		197,659,451	188,815,011
Total liabilities		237,011,730	229,066,150
Commitments and contingencies	8
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,055,881 and 7,055,381, issued and outstanding)	11	211,676	211,661
Additional paid-in capital		258,724,564	260,402,794
Retained earnings		204,507,547	259,306,604
Accumulated other comprehensive loss		-	(1,058,000)
Total Euroseas Ltd. common shareholders’ equity		463,443,787	518,863,059
Non-controlling interest	13	-	5,017,134
Total shareholders’ equity		463,443,787	523,880,193
Total liabilities and shareholders’ equity		700,455,517	752,946,343

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2025	2026
Revenues
Time charter revenue		116,793,645	115,611,969
Commissions (including $1,366,387 and $1,437,424, respectively, to related party)	5	(3,213,831)	(3,271,366)
Net revenue		113,579,814	112,340,603

Operating expenses / (income)
Voyage expenses		493,855	369,793
Vessel operating expenses (including $247,728 and $224,647, respectively, to related party)	5	23,732,438	22,854,030
Dry-docking expenses		3,461,428	269,583
Vessel depreciation	4	15,304,021	13,361,702
Related party management fees	5	3,908,030	3,954,320
Other operating (income)/expenses	6	(120,000)	436,979
General and administrative expenses (including $1,150,000 and $1,180,000, respectively, to related party)	5	3,167,568	3,458,739
Gain on sale of vessel (including $131,500 and $nil, respectively, to related party)	4,5	(10,230,210)	-
Total operating expenses, net		39,717,130	44,705,146
Operating income		73,862,684	67,635,457

Other (expenses) / income
Interest and other financing costs	7	(7,877,401)	(5,683,352)
Loss on derivative, net	12	(229,934)	-
Loss on investments in equity securities	15	-	(54,916)
Foreign exchange loss		(83,562)	(11,369)
Interest income		1,104,724	3,241,736
Other expenses, net		(7,086,173)	(2,507,901)
Net income		66,776,511	65,127,556
Net loss attributable to the non-controlling interest	13	-	608,115
Net income attributable to controlling shareholders		66,776,511	65,735,671
Other comprehensive loss:
Unrealized loss on investments in debt securities	15	-	(1,058,000)
Other comprehensive loss		-	(1,058,000)
Other comprehensive loss attributable to noncontrolling interest		-	-
Other comprehensive loss attributable to controlling shareholders	15	-	(1,058,000)
Total comprehensive income		66,776,511	64,069,556
Total comprehensive loss attributable to noncontrolling interest	13	-	608,115
Total comprehensive income attributable to controlling shareholders		66,776,511	64,677,671
Earnings per share attributable to controlling shareholders, basic	10	9.63	9.44
Weighted average number of shares outstanding during the period, basic		6,935,298	6,962,481
Earnings per share attributable to controlling shareholders, diluted	10	9.60	9.39
Weighted average number of shares outstanding during the period, diluted		6,958,398	7,001,419

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained earnings	Other comprehensive loss	Total Euroseas Ltd. shareholders’ equity	Non-controlling interest	Total shareholders' equity

Balance January 1, 2025	7,047,537	211,426	258,887,424	103,850,982	-	362,949,832	-	362,949,832
Net income	-	-	-	66,776,511	-	66,776,511	-	66,776,511
Spin-off of Euroholdings Ltd. to shareholders (Note 1)	-	-	-	(17,331,722)	-	(17,331,722)	-	(17,331,722)
Share-based compensation	-	-	1,023,848	-	-	1,023,848	-	1,023,848
Repurchase and cancellation of common shares	(40,925)	(1,228)	(1,305,905)	-	-	(1,307,133)	-	(1,307,133)
Dividends declared ($1.30 per share) (Note 11)	-	-	-	(9,131,297)	-	(9,131,297)	-	(9,131,297)
Balance, June 30, 2025	7,006,612	210,198	258,605,367	144,164,474	-	402,980,039	-	402,980,039

Balance January 1, 2026	7,055,881	211,676	258,724,564	204,507,547	-	463,443,787	-	463,443,787
Net income	-	-	-	65,735,671	-	65,735,671	(608,115)	65,127,556
Other comprehensive loss	-	-	-	-	(1,058,000)	(1,058,000)	-	(1,058,000)
Capital contributions made by non-controlling shareholders (Note 13)	-	-	-	-		-	5,625,249	5,625,249
Share-based compensation	-	-	1,678,215	-	-	1,678,215	-	1,678,215
Shares forfeited	(500)	(15)	15	-	-	-	-	-
Dividends declared ($1.55 per share) (Note 11)	-	-	-	(10,936,614)	-	(10,936,614)	-	(10,936,614)
Balance, June 30, 2026	7,055,381	211,661	260,402,794	259,306,604	(1,058,000)	518,863,059	5,017,134	523,880,193

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiariesc

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2025	2026
Cash flows from operating activities:
Net income	66,776,511	65,127,556
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	15,304,021	13,361,702
Amortization and write off of deferred charges	276,491	198,091
Share-based compensation	1,023,848	1,678,215
Unrealized loss on investments in equity securities	-	54,916
Unrealized loss on derivative	342,084	-
Amortization of fair value of below market time charters acquired	(2,450,015)	-
Gain on sale of vessel	(10,230,210)	-
Changes in operating assets and liabilities	(2,583,826)	(5,208,663)
Net cash provided by operating activities	68,458,904	75,211,817

Cash flows from investing activities:
Cash paid for vessels under construction	(56,563,637)	(37,915,813)
Cash paid for vessel improvements	(488,585)	(646,313)
Advance received for vessel held for sale	5,000,000	-
Net proceeds from sale of a vessel	12,875,660	-
Investment in equity securities	-	(20,000,000)
Investment in debt securities	-	(20,000,000)
Net cash used in investing activities	(39,176,562)	(78,562,126)

Cash flows from financing activities:
Cash paid for share repurchase	(1,307,133)	-
Dividends paid	(4,518,889)	(10,793,619)
Contributions made by non-controlling shareholders	-	5,625,249
Loan arrangement fees paid	(429,000)	-
Repayment of long-term debt	(29,882,531)	(10,492,531)
Proceeds from long-term debt	52,000,000	-
Cash retained by Euroholdings Ltd. at spin-off	(13,129,541)	-
Net cash provided by / (used in) financing activities	2,732,906	(15,660,901)
Net increase / (decrease) in cash, cash equivalents and restricted cash	32,015,248	(19,011,210)
Cash, cash equivalents and restricted cash at beginning of period	80,666,327	183,324,080
Cash, cash equivalents and restricted cash at end of period	112,681,575	164,312,870

Cash breakdown
Cash and cash equivalents	100,506,369	157,351,820
Restricted cash, current	5,875,206	661,050
Restricted cash, long term	6,300,000	6,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	112,681,575	164,312,870

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. Euroseas Ltd., through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 58.9% of the Company’s shares as of June 30, 2026.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its subsidiaries (vessel owning entities it controls) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 29, 2026.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

On January 3, 2025, the Company announced its intent to spin-off the Company’s older three vessels, M/V “Aegean Express”, M/V “Diamantis P” and M/V “Joanna”, into a separate company, Euroholdings Ltd. (“Euroholdings”), which applied for listing on the NASDAQ Capital Market. The Company contributed the three vessel owning companies to Euroholdings on January 8, 2025 in exchange for 100% of the shares of Euroholdings, which it would then distribute to its shareholders upon the spin-off distribution. Shares of Euroholdings Ltd. were distributed on March 17, 2025 (the “Distribution Date”) to shareholders of record of the Company as of March 7, 2025 (the “Record Date”). The Company’s shareholders received one share of common stock of Euroholdings Ltd. for every two and a half shares of common stock of the Company they owned as of the Record Date. Beginning on March 18, 2025, the common shares of Euroholdings Ltd. began trading on NASDAQ under the symbol “EHLD".

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

The transaction was accounted for as a transfer of net assets between entities under common control in accordance with ASC 805-50. Accordingly, the assets and liabilities were transferred at their historical carrying amounts, and no gain or loss was recognized. The assets and liabilities that were transferred to Euroholdings Ltd. on March 17, 2025 at their recorded amounts (no impairment of value was required) were as follows:

March 17, 2025
Cash and cash equivalents	2,318
Due from former parent company (*)	13,129,541
Due from related company	1,266,246
Trade accounts receivable, net	264,305
Prepaid expenses	149,726
Other receivables	49,425
Inventories	207,677
Total current assets	15,069,238
Vessels, net	3,585,027
Total long-term assets	3,585,027
Total assets	18,654,265
Trade accounts payable	495,227
Accrued expenses	483,096
Deferred revenues	344,220
Total current liabilities	1,322,543
Total liabilities	1,322,543
Distribution of net assets of Euroholdings Ltd. to the Company’s shareholders	17,331,722

(*) Subsequent to the Distribution Date and up to March 31, 2025, the Company transferred to a bank account of Euroholdings Ltd the proceeds from the sale of vessel Diamantis P amounting to $13,129,541, settling the “Due from former parent company” balance presented above.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”). There have been no material changes to the Company’s significant accounting policies and recent accounting pronouncements in the six months ended June 30, 2026, except for as discussed below:

Investments in Debt Securities

The Company classifies investments in debt securities as trading, available-for-sale, or held-to-maturity in accordance with ASC 320, Investments—Debt Securities. Debt securities are classified as held-to-maturity only when the Company has the positive intent and ability to hold them to maturity. Debt securities that are not classified as trading or held-to-maturity are classified as available-for-sale.

The Company’s investments in structured notes are classified as available-for-sale as they are not acquired principally for the purpose of selling them in the near term and the Company does not have the positive intent and ability to hold them to maturity. The investments are carried at fair value, with unrealized gains and losses recognized in other comprehensive income until realized, except for amounts recognized in earnings in accordance with U.S. GAAP.

Available-for-sale debt securities are classified as current assets when they are expected to be available to fund current operating and working capital requirements.

Investments in Equity Securities

The Company’s investments in mutual funds are accounted for as equity securities in accordance with ASC 321, Investments—Equity Securities. Investments in mutual funds are measured at fair value at each reporting date, as the fair value per share is readily determinable and is the basis for current transactions. Unrealized gains and losses arising from changes in fair value are recognized in earnings.

New accounting pronouncements

In May 2026, the FASB issued Accounting Standards Update No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its unaudited interim condensed consolidated financial statements and related disclosures.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3.  Advances for Vessels under Construction

Advances for vessels under construction as of June 30, 2026 mainly represent progress payments according to the agreements entered into with the shipyards since June 2024 for the construction of twelve eco-design fuel efficient intermediate containerships, as well as capitalized interest and legal and other costs related to the construction. See Note 8 for the outstanding commitments to the shipyards. The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

Costs
Balance, January 1, 2026	35,890,936
Advances for vessels under construction, capitalized interest and other costs	37,991,234
Balance, June 30, 2026	73,882,170

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2026	549,222,740	(83,309,248)	465,913,492
Depreciation for the period	-	(13,361,702)	(13,361,702)
Vessel improvements	550,598	-	550,598
Balance, June 30, 2026	549,773,338	(96,670,950)	453,102,388

Vessel improvements for the six-month period ended June 30, 2026, mainly refer to a number of other energy saving and monitoring devices installed on twenty of our vessels. All these installations qualified as vessel improvements and were therefore capitalized.

As of June 30, 2026, twelve vessels with a net book value of $342.5 million are used as collateral under the Company’s loan agreements (see Note 7). Title of ownership is held by the relevant lender for another vessel with a net book value of $42.9 million to secure the relevant sale and lease back financing transaction (see Note 7). Eight of the Company’s vessels, M/V “Evridiki”, M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Corfu”, M/V “Jonathan P”, M/V “Emmanuel P”, M/V “Rena P” and M/V “EM Kea” are unencumbered.

Sale of vessel

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net - continued

On January 10, 2025, the Company entered into a memorandum of agreement to sell M/V “Diamantis”, a 30,360 DWT / 2,008 TEU 1998-built feeder container carrier, for further trading, at a gross price of $13.2 million, following a strategy of disposing older vessels and renewing its fleet.

The vessel was delivered to her new owners on January 15, 2025. The gain on the sale of the vessel is $10.2 million and is presented in the “Gain on sale of vessel” line in the unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2025.

No such case existed during the first half of 2026.

5. Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Management Company (see Note 1), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 840 and Euro 875 for the six-month periods ended June 30, 2025 and 2026, respectively, under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $3,908,030 and $3,954,320 in the six-month periods ended June 30, 2025 and 2026, respectively. The MMA was extended on January 1, 2023 for a further five-year term until January 1, 2028. The Company’s MMA with the Management Company provides for an annual adjustment of the daily vessel management fee due to inflation in the Eurozone to take effect January 1 of every year. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of comprehensive income.

In addition to the vessel management services, the Management Company provides executive services to the Company. For each of the six-month periods ended June 30, 2025 and 2026, compensation paid to the Management Company for such additional services to the Company was $1,150,000 and $1,180,000 respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists. As of December 31, 2025 and June 30, 2026, the amount due to related company was $1,821,723 and $994,870, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart S.A. for chartering services were $1,366,387 and $1,437,424 for the six-month periods ended June 30, 2025 and 2026, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of comprehensive income. There were no commissions payable to Eurochart in connection with vessel sales during the six-month period ended June 30, 2026. Commission to Eurochart amounted to $131,500 for the sale of M/V “Diamantis P” in the six-month period ended June 30, 2025, recorded in “Gain on sale of vessel” in the unaudited condensed consolidated statement of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Related Party Transactions – continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $83,532 and $164,196 in the first six months of 2025, respectively. In the first six months of 2026, total fees charged by Sentinel and Technomar were $74,968 and $149,679, respectively. These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of comprehensive income.

6. Other operating income / (expenses)

For the six-month period ended June 30, 2025, the Company recorded other operating income of $0.12 million that relates to an insurance claim for loss of hire for one of the vessels. Other operating expenses of $0.44 million recognized in the first half of 2026 refer to expenses incurred for the formation of the Partnership (as defined below in note 14) of $0.60 million, partly offset by an operating income from a settlement and closure of a claim with a charterer of $0.16 million.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

7. Long-Term Debt

This consists of bank loans of the ship-owning companies guaranteed by Euroseas Ltd., as well as a sale and leaseback financing arrangement. Outstanding long-term debt as of December 31, 2025 and June 30, 2026 is as follows:

Borrower	December 31, 2025	June 30, 2026
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	28,750,000	26,250,000
Gregos Maritime Ltd.	18,300,000	17,150,000
Terataki Shipping Ltd.	18,000,000	16,400,000
Tender Soul Shipping Ltd.	23,954,298	23,166,769
Leonidas Shipping Ltd. / Dear Panel Shipping Ltd.	44,250,000	42,350,000
Monica Shipowners Ltd. / Stephania Shipping Ltd.	41,625,000	40,500,000
Pepi Shipping Ltd.	19,125,000	18,615,000
Symeon Shipping Ltd.	24,620,000	23,700,000
	218,624,298	208,131,769
Less: Current portion	(19,548,115)	(18,098,115)
Long-term portion	199,076,183	190,033,654
Deferred charges, current portion	396,183	396,183
Deferred charges, long-term portion	1,416,732	1,218,643
Long-term debt, current portion net of deferred charges	19,151,932	17,701,932
Long-term debt, long-term portion net of deferred charges	197,659,451	188,815,011

The future annual debt repayments are as follows:

To June 30:
2027	18,098,115
2028	33,973,115
2029	41,598,115
2030	35,273,115
2031	21,924,309
Thereafter	57,265,000
Total	208,131,769

Details of the loans are discussed in Note 9 of our consolidated financial statements for the year ended December 31, 2025 included in the 2025 Annual Report.

During the six months ended June 30, 2026 there were no changes in the Company’s financing agreements and related terms.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Long-Term Debt – continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts.

These cash deposits amounted to $6,864,027 and $6,961,050 as of December 31, 2025 and June 30, 2026, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2026, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2025 and 2026 amounted to $7,877,401 and $5,683,352, respectively, after capitalized interest on vessels under construction was recorded for the six-month periods ended June 30, 2025 and 2026 of $115,788 and $nil, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Commitments and Contingencies

As of June 30, 2026, future gross minimum revenues under non-cancellable time charter agreements total $600.1 million, $199.9 million of which is due in the period ending June 30, 2027, $172.4 million is due in period ending June 30, 2028, $103.1 million is due in period ending June 30, 2029, $51.7 million is due in period ending June 30, 2030, $50.5 million is due in period ending June 30, 2031 and $22.5 million is due in the period ending June 30, 2032. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of June 30, 2026, the Company had under construction twelve container carriers with a total contracted amount of $553.4 million. As of June 30, 2026 the Company has paid an amount of $55.7 million as part of the instalments of the contracts of the abovementioned vessels, leaving an outstanding amount of approximately $479.7 million, $54.5 million of which is due in the period ending June 30, 2027, $269.6 million of which is due in the period ending June 30, 2028 and $155.6 million is due in the period ending June 30, 2029. The Company intends to finance these commitments with a combination of own cash and debt.

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

9. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2026, and changes during the six-month period ended June 30, 2026, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2026	93,393	50.72
Granted	-	-
Vested	-	-
Forfeited	(500)	48.42
Unvested on June 30, 2026	92,893	50.73

As of June 30, 2026, there was $2,638,642 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.58 years. The share-based compensation recognized relating to the unvested shares was $1,023,848 and $1,678,215 for the six -month periods ended June 30, 2025 and 2026, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

The unvested shares will accrue dividends as declared which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of June 30, 2026 the unvested restricted shares accrued dividends of $286,505, presented as “Accrued dividends” in the unaudited condensed consolidated balance sheet. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Earnings Per Share

Basic and diluted earnings per common share attributable to controlling shareholders are computed as follows:

	For the six months ended June 30,
	2025	2026

Net income attributable to controlling shareholders	66,776,511	65,735,671
Weighted average common shares – outstanding, basic	6,935,298	6,962,481
Basic earnings per share attributable to controlling shareholders	9.63	9.44

Effect of dilutive securities:
Dilutive effect of unvested shares	23,100	38,938
Weighted average common shares – outstanding, diluted	6,958,398	7,001,419
Diluted earnings per share attributable to controlling shareholders	9.60	9.39

For the six-month periods ended June 30, 2025 and 2026, the denominator of the diluted earnings per share calculation includes 23,100 and 38,938 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

11.  Common shares and Additional paid-in capital

On May 23, 2022, the Company announced that its Board of Directors has approved a share repurchase program (“the Share Repurchase Program”) for up to a total of $20 million of the Company's common stock. The Board would review the program after a period of 12 months. This period was extended in each of May 2023, 2024, 2025 and 2026 for an additional period of 12 months. To date, about $11.4 million has been used to repurchase 480,460 shares of the Company. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

During the six months ended June 30, 2025, the Company repurchased 40,925 common shares under the Share Repurchase Program in open market transactions for an aggregate consideration of approximately $1.3 million. The repurchased shares were cancelled and removed from the Company’s share capital. During the six months ended June 30, 2026, the Company did not repurchase any shares.

In the first six months of 2025, the Company declared a cash dividend of $0.65 per common share in each of February and June 2025, totalling $9.13 million. The $4.52 million were paid within the six-month period. As of June 30, 2025, $4.50 million of dividends were payable and subsequently settled in July 2025, and $0.24 million were accrued related to dividends on unvested restricted shares. In the first six months of 2026, the Company declared a cash dividend of $0.75 per common share in February and a cash dividend of $0.80 per common share in June 2025, totalling $10.9 million. The $10.8 million were paid within the six-month period. As of June 30, 2026, $0.29 million were accrued related to dividends on unvested restricted shares.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and investments in debt and equity securities. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term debt issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they did not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company did not have written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship was highly effective. Consequently, the Company recognized the change in fair value of these derivatives in “L on derivative, net” in the unaudited condensed consolidated statements of comprehensive income. As of June 30, 2026, the Company had no open swap contracts and hence, the Company is exposed to increases in interest rates on its interest-bearing debt.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash, trade accounts receivable and investments in debt and equity securities. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company may be exposed to credit risk in the event of non-performance by its counterparties to investments in debt and equity securities; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Financial Instruments - continued

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable and amount due to related company approximate their individual carrying amounts as of December 31, 2025 and June 30, 2026, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term debt, bearing interest at variable interest rates approximate their recorded values as of June 30, 2026, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the financing arrangements and hence fair value of the long-term debt is considered Level 2 item in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

Investments in equity and debt securities are measured at fair value on a recurring basis. Financial instruments included in investments in equity and debt securities. The fair value of these investments are based on their quoted prices in active market and falls within Level 1 of the fair value hierarchy.

Fair value of financial instruments - continued

The amount of loss on derivative, net recognized in the unaudited condensed consolidated statements of comprehensive income, is analyzed as follows:

Derivative not designated as hedging instrument	Location of loss recognized	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Interest rate swap contract– Unrealized loss	Loss on derivative, net	(342,084)	-
Interest rate swap contract - Realized gain	Loss on derivative, net	112,150	-
Total loss on derivative		(229,934)	-

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Non-controlling interest in subsidiary

In May 2026, the Company formed a partnership (the “Partnership”) with a group of investors represented by NRP Project Finance AS (“NRP Investors”) in relation to the ownership of the third 4,484 TEU vessel in the series of four 4,484 TEU vessels as per the shipbuilding contracts signed on June 28, 2024. The vessel, M/V Thrylos, is expected to be delivered in the first quarter of 2028. Under the terms of the transaction, the NRP Investors will acquire a 49% non-controlling interest in the respective vessel-owning company for total consideration of approximately $14.8 million, including certain transaction structuring costs, with the assumption that the vessel will be financed with at least 60% of debt, with the Company holding the remaining 51% controlling interest. During the six month period ended June 30, 2026, NRP investors contributed to the Company the amount of $5,625,249. Net loss attributable to the non-controlling interest for the six-month period ended June 30, 2026, was $608,115, which was in full allocated to and reduced the “Non-controlling interest” presented in the unaudited condensed consolidated balance sheet as of June 30, 2026.

14. Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the Net revenue and significant segment expenses as noted in the table below. In addition, the CODM reviews segment assets as these reported on the unaudited condensed consolidated balance sheets as “Total Assets”.

The CODM evaluates performance and allocates resources based on consolidated net income, which represents the Company’s measure of segment profit or loss. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, the Company’s management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating container carriers. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

The following table summarizes the Company’s significant segment information:

	Period ended June 30, 2025	Period ended June 30, 2026
Net revenue	113,579,814	112,340,603
Voyage expenses	(493,855)	(369,793)
Vessel operating expenses	(23,732,438)	(22,854,030)
Dry-docking expenses	(3,461,428)	(269,583)
Related party management fees	(3,908,030)	(3,954,320)
General & administrative expenses	(3,167,568)	(3,458,739)
Interest & other financing costs	(7,877,401)	(5,683,352)
Other segment items(1)	(4,162,583)	(10,623,230)
Total	66,776,511	65,127,556

(1)	Other segment items of the segment include vessel depreciation, gain on sale of vessel, other operating income/(expenses), loss on derivative, net, foreign exchange loss and interest income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

15. Investments

The Company invests a portion of its excess liquidity in marketable securities in accordance with its treasury and investment policies. The Company's investment portfolio is intended to preserve capital, maintain liquidity and generate investment returns while supporting the Company's operational and strategic objectives.

Debt Securities

In February 2026 the Company acquired debt securities of initial cost of $20.0 million. The Company's debt securities consist of investment-grade fixed income securities. These investments are classified as available-for-sale and are recorded at fair value. Unrealized gains and losses are recorded within accumulated other comprehensive income / (loss), while realized gains and losses and credit-related impairments, if any, are recognized in earnings.

As of June 30, 2026, the Company held debt securities with an amortized cost of $20 million and fair value of approximately $18.9 million. These were classified as available-for-sale under US GAAP, for which an unrealized loss of $1.1 million was recorded in “Other comprehensive loss”.

As of June 30, 2026, no allowance for credit losses has been recorded on the available-for-sale debt securities, consistent with the Company’s assessment that the securities are investment-grade and show no indication of credit impairment. Interest income is accrued using the effective interest method and reported under Interest income in the unaudited condensed consolidated statement of comprehensive income.

Equity Securities

The Company made an investment in mutual funds accounted for as equity securities with an initial cost of $20.0 million acquired in the first quarter of 2026 and fair valued at $19.9 million as of June 30, 2026. Equity securities are measured at fair value with changes in fair value recognized in earnings in accordance with ASC 321, Investments - Equity Securities.

For the six-month period ended June 30, 2026, the Company recognized an unrealized loss of $0.1 million related to its equity securities, which is included in "Loss on investments in equity securities" in the accompanying Consolidated Statements of Comprehensive income.

16. Subsequent Events

The following event occurred after June 30, 2026:

In August 2026, the Company declared a dividend of $0.80 per share of common stock, which was paid on September 16, 2026, to holders of record on September 9, 2026.